UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20594


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934


                                 (Amendment No. 3)*



                                   Credicorp Ltd.

                                  (Name of Issuer)

                                    Common Stock

                           (Title of Class of Securities)

                                     225305903

                                   (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Capital Group International, Inc.
          95-4154357

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          California


                   5   SOLE VOTING POWER

                       10,110,830


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       10,110,830
     PERSON WITH


                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,110,830   Beneficial ownership disclaimed pursuant to Rule 13d-4


      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.7%


      12  TYPE OF REPORTING PERSON*

          HC


                        *SEE INSTRUCTION BEFORE FILLING OUT!

      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Capital International, Inc.
          95-4154361

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          California


                   5   SOLE VOTING POWER

                       NONE


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       9,715,650
     PERSON WITH


                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,715,650   Beneficial ownership disclaimed pursuant to Rule 13d-4


      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.3%


      12  TYPE OF REPORTING PERSON*

          IA


                        *SEE INSTRUCTION BEFORE FILLING OUT!


     CUSIP: 225305903                                                Page 3 of 8







      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Emerging Markets Growth Fund, Inc.
          95-4026510

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland


                   5   SOLE VOTING POWER

                       6,719,862


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       NONE
     PERSON WITH


                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,719,862


      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.1%


      12  TYPE OF REPORTING PERSON*

          IV


                         *SEE INSTRUCTION BEFORE FILLING OUT

                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                      Under the Securities Exchange Act of 1934


     Amendment No. 3

     Item 1(a)   Name of Issuer:
            Credicorp Ltd.

     Item 1(b)   Address of Issuer's Principal Executive Offices:
            Banco de Credico
            410 Park Avenue, 6th Floor
            New York, NY  10022

     Item 2(a)   Name of Person(s) Filing:
            Capital Group International, Inc., Capital International, Inc. and Emerging Markets Growth Fund, Inc.

     Item 2(b)   Address of Principal Business Office:
            11100 Santa Monica Blvd.
            Los Angeles, CA  90025

     Item 2(c)   Citizenship:   N/A

     Item 2(d)   Title of Class of Securities:
            Common Stock

     Item 2(e)   CUSIP Number:
            225305903

     Item 3   The person(s) filing is(are):

            (d)   [X]   Investment Company registered under Section 8 of the
                 Investment Company Act.
            (e)    [X]   Investment Adviser registered under Section 203 of the
                 Investment Advisers Act of 1940.
            (g)   [X]   Parent Holding Company in accordance with Section
                 240.13d-1(b)(1)(ii)(G).

     Item 4   Ownership

            Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)6 of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. Capital Group International, Inc. does not have investment power or voting power over any of the securities reported herein; however, Capital Group International, Inc. may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.

            Capital International, Inc., an investment adviser registered under
            Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 9,715,650 shares or 10.3% of the 94,382,000 shares of Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies and institutional accounts.

            Emerging Markets Growth Fund, Inc. , an investment company registered under the Investment Company Act of 1940, which is advised by Capital International, Inc., is the beneficial owner of 6,719,862 shares or 7.1% of the 94,382,000 shares of Common Stock believed to be outstanding.

     Item 5   Ownership of 5% or Less of a Class: [ ]

     Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

     Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            1.
               Capital International Research and Management, Inc. dba Capital International, Inc. is an investment adviser registered under
               Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of Capital Group International, Inc.

            2.
               Capital International S.A. (CISA) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CISA is a wholly owned subsidiary of Capital Group International, Inc.

            3.
               Capital International Limited (CIL) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a wholly owned subsidiary of Capital Group International, Inc.

            4.
               Capital International, Inc. serves as investment adviser to Emerging Markets Growth Fund, Inc., an investment company registered under the Investment Company Act of 1940.

     Item 8   Identification and Classification of Members of the Group:  N/A

     Item 9   Notice of Dissolution of the Group:  N/A

     Item 10   Certification






     CUSIP: 225305903                                                Page 6 of 8






            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

        Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             Date:          February 10, 2000 (For the period ended
                            December 31, 1999)


             Signature:     *David I. Fisher

             Name/Title:    David I. Fisher, Chairman

                            Capital Group International, Inc.


             Date:          February 10, 2000 (For the period ended
                            December 31, 1999)


             Signature:     *David I. Fisher

             Name/Title:    David I. Fisher, Vice Chairman

                            Capital International, Inc.


             Date:          February 10, 2000 (For the period ended
                            December 31, 1999)


             Signature:     *David I. Fisher

             Name/Title:    David I. Fisher, Vice Chairman

                            Emerging Markets Growth Fund, Inc.




             *By

                    Michael J. Downer
                    Attorney-in-fact

                    Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2000 with respect to Acclaim Entertainment, Inc.





     CUSIP: 225305903                                                Page 7 of 8


                                      AGREEMENT

                                   Los Angeles, CA
                                  February 10, 2000


       Capital Group International, Inc. ("CGII"), Capital International, Inc. ("CII"), Emerging Markets Growth Fund, Inc. ("EMGF") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by Credicorp Ltd.

       CGII, CII, EMGF state that they are each entitled to individually use
     Schedule 13G pursuant to Rule 13d-1(c) of the Act.

       CGII, CII, EMGF are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                      CAPITAL GROUP INTERNATIONAL, INC.

                      BY:              *David I. Fisher

                                        David I. Fisher, Chairman
                                        Capital Group International,
                                        Inc.


                      CAPITAL INTERNATIONAL, INC.

                      BY:              *David I. Fisher

                                        David I. Fisher, Vice Chairman
                                        Capital International, Inc.


                      EMERGING MARKETS GROWTH FUND, INC.

                      BY:              *David I. Fisher

                                        David I. Fisher, Vice Chairman
                                        Emerging Markets Growth Fund,
                                        Inc.


     *By

          Michael J. Downer
          Attorney-in-fact

          Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2000 with respect to Acclaim Entertainment, Inc